Marpai, Inc.

5701 East Hillsborough Avenue, Suite 141

Tampa, FL 33610

July 27, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, DC 20549

Re:	Marpai, Inc. Form 10-K for the Fiscal Year Ended December 31, 2022 Filed March 29, 2023 File No. 001-40904

Ladies and Gentlemen:

We are submitting this letter on behalf of Marpai, Inc. (the “Company” or “Marpai”) in response to comments (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission received by electronic email dated May 30, 2023, in which you requested certain additional information regarding the Company’s Form 10-K for the fiscal year ended December 31, 2022, filed March 29, 2023.

The text of the Comment Letter has been reproduced herein with a response below the numbered comment. Defined terms used herein but not otherwise defined shall have the meaning set forth in the Form 10-K, unless otherwise specified.

Form 10-K for the year ended December 31, 2022 filed March 29, 2023

Item 9A. Controls and Procedures

Management's Report On Internal Control Over Financial Reporting, page 44

1. We note your disclosure in this section references your assessment and conclusion related to disclosure controls and procedures. Please revise to disclose management's assessment and conclusion related to your internal control over financial reporting as of the end of the fiscal year as required by Item 308 of Regulation S-K.

RESPONSE: We respectfully advise the Staff that the Company has filed an amendment to the Form 10-K for the year ended December 31, 2022 to revise the disclosure in Item 9A.

Exhibit 31, page 60

2. We note that your certifications filed as Exhibits 31.1 and 31.2 do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting after the end of the transition period that allows these omissions. Please file an amendment to your annual report that includes certifications that conform exactly to the language set forth within the Exchange Act Rule 13a-14(a).

RESPONSE: We respectfully advise the Staff that the Company has filed an amendment to the Form 10-K for the year ended December 31, 2022 that includes amended certifications.

IF " DOCVARIABLE "SWDocIDLocation" 1" = "1" " DOCPROPERTY "SWDocID" 4857-8096-1905, v.2" "" 4857-8096-1905, v.2

Exhibit 32, page 65

3. Please amend your filing to provide revised Section 906 certifications that refer to the correct fiscal year end of December 31, 2022. In doing so, please refile the Form 10-K in its entirety, along with updated certifications that are currently dated and refer to the Form 10-K/A.

RESPONSE: We respectfully advise the Staff that the Company has filed an amendment to the Form 10-K for the year ended December 31, 2022 to revise the Section 906 certifications.

Sincerely,

Marpai, Inc.

By:	/s/ Edmundo Gonzalez
Edmundo Gonzalez
Chief Executive Officer

IF " DOCVARIABLE "SWDocIDLocation" 1" = "1" " DOCPROPERTY "SWDocID" 4857-8096-1905, v.2" "" 4857-8096-1905, v.2